EXHIBIT 99.1

Loncor Closes Financings

Toronto, Canada – October 9, 2012 - Loncor Resources Inc. (the “Company” or “Loncor”) (TSX VENTURE:LN) (NYSE MKT:LON) is pleased to announce that it has closed the issuance and sale of 9,245,000 common shares of the Company (the “Common Shares”) at a price of Cdn$1.05 per Common Share for aggregate gross proceeds of Cdn$9,707,250 (the “Offering”). The Offering was conducted by a syndicate of investment dealers (the “Underwriters”). The 9,245,000 Common Shares issued under the Offering include 645,000 Common Shares issued and sold pursuant to the full exercise of the over-allotment option by the Underwriters.

The Offering was made by way of a short form prospectus dated October 1, 2012 filed with securities regulatory authorities in all of the provinces of Canada (other than Québec).  The short form prospectus and other documents filed by the Company and referred to therein are available under the Company’s profile on SEDAR at www.sedar.com.  The Common Shares were also offered on a private placement basis in certain jurisdictions outside of Canada.

Newmont Mining Corporation (“Newmont”) has also completed, through an affiliate of Newmont, a non-brokered private placement (the “Placement”) of 4,850,000 common shares of the Company at the Offering price for aggregate gross proceeds of Cdn$5,092,500, concurrent with the Offering. After giving effect to the completion of the Offering and the Placement, Newmont (through an affiliate) now holds 14,550,000 (representing 19.81% on a non-diluted basis) of the outstanding common shares of the Company and 1,000,000 common share purchase warrants of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of Cdn$2.30 until December 2012. The 4,850,000 common shares of the Company issued under the Placement are subject to a four month “hold period”, which expires on February 10, 2013, and the resale rules of applicable securities legislation.

Pursuant to the two financings, the Company has raised total gross proceeds of Cdn$14,799,750.

Loncor intends to use the proceeds from the financings for the exploration and development of the Company’s mineral properties in the Democratic Republic of the Congo and for working capital and general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Loncor is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo (the “DRC”) - the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 sq km covering part of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 55 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys. Additional information with respect to the Company’s projects can be found on the Company’s web site at www.loncor.com.

Forward-Looking Information: Statements in this press release relating to the use of proceeds from the financings and the Company’s exploration and development plans are forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company’s properties, market fluctuations in prices for securities of exploration stage companies, the location of the Company’s properties in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration or development results will not be consistent with the Company’s expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurance can be given that the indicated levels of gold will be produced), uncertainties related to fluctuations in commodity prices and equity markets and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated March 30, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Naomi Nemeth, Investor Relations, Telephone: (416) 366-9189 or 1 (800) 714-7938.